SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation or Organization)	11-2534306 (I.R.S. Employer Identification No.)

1101 Pennsylvania Avenue, N.W., Suite 1010 Washington, D.C. (Address of Principal Executive Offices)	20004 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:	001-09764 (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Common Stock, par value $0.01 per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

     The following description updates and supersedes Items 1 and 2 of the Registration Statement on Form 8-A (Commission File No. 001-09764) filed by Harman International Industries, Incorporated (the “Company”) on October 28, 1987 (the “Form 8-A”), including any amendments or reports filed prior to the date hereof for the purpose of updating such description contained in the Form 8-A. This description is a summary, does not purport to be complete or to give a complete description of applicable statutory or common law, and is subject in all respects to the applicable provisions of law, to the Restated Certificate of Incorporation of the Company, as amended (the “Certificate”), and the By-Laws of the Company, as amended (the “By-Laws”). The Certificate and By-Laws are incorporated herein by reference and filed as Exhibits 4.1, 4.4 and 4.2 hereto, respectively.

Item 1. Description of Securities to be Registered.

     The authorized capital stock of the Company consists of 5 million shares of preferred stock, par value $0.01 per share (each share of preferred stock, a “Preferred Share”), and 100 million shares of common stock, par value $0.01 per share (each share of common stock, a “Common Share”).

Common Stock

     Voting Rights

     The holders of Common Shares (the “Common Stockholders”) are entitled to one vote per share on all matters voted on by stockholders, including elections of directors. Except as may be required in the Certificate or in any resolution or resolutions adopted by the Board of Directors of the Company (the “Board”) providing for the issuance of Preferred Shares, or as otherwise required by law, the Common Shares are the only shares of stock of the Company with voting power. The Certificate and By-Laws provide that the affirmative vote of at least two-thirds of the combined voting power of the outstanding shares of the capital stock of the Company entitled to vote in the election of directors (the “Voting Shares”), voting together as a single class, is required to take any of the following actions:

•	adopt, amend or repeal any provision inconsistent with Article Fifth of the Certificate;

•	alter, change, amend, repeal or adopt any provision inconsistent with Article Seventh of the Certificate (see discussion of stockholder action without a meeting under “Stockholder Action and Stockholder Meetings” below);

•	alter, change, amend, repeal or adopt any provision inconsistent with Article Eighth of the Certificate (see discussion under “Classified Board” below);

•	remove a director from the Board (see discussion under “Removal of Directors and Filling of Vacancies” below);

•	take certain actions described in Article Ninth of the Certificate (as described under “Interested Stockholder Transactions” below); or

•	amend, repeal or adopt any provisions inconsistent with Sections 2, 3, 4 and 14 of Article III or the proviso to Article IX of the By-Laws.

     The Certificate does not provide for cumulative voting in the election of directors. The By-Laws specify that the directors shall be elected by a plurality vote at the annual meeting of stockholders. In addition, the Certificate and By-Laws provide that directors may only be removed for cause. The Common Shares have no conversion, redemption or preemptive rights. All outstanding Common Shares are validly issued, fully paid and nonassessable.

     Dividend and Liquidation Rights

     The Common Stockholders are entitled to receive dividends as may be declared from time to time by the Board out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding Preferred Shares, if any. The By-Laws provide that dividends may be paid in cash, in property or in shares of capital stock. In the event of liquidation, dissolution or winding up of the Company, the Common Stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of the holders of any outstanding Preferred Shares (the “Preferred Stockholders”).

Preferred Stock

     The Certificate provides that the Board has authority to issue Preferred Shares in one or more series and to fix from time to time before issuance the number of shares to be included in any series and the designation, relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of such series, including:

•	the number of shares constituting any series and the designation of the series;

•	voting powers;

•	redemption provisions;

•	dividend rights;

•	rights upon dissolution or upon any distribution of assets;

•	conversion rights;

•	subscription rights; and

•	sinking fund provisions.

     The Preferred Stockholders, if any, may be entitled to certain preferences upon liquidation, dissolution or winding up of the affairs of the Company. The issuance of Preferred Shares with voting rights and conversion rights could adversely effect the voting power of the Common Stockholders and could deter a future takeover which a majority of stockholders might view to be in their best interests.

Possible Effect on Takeover Bids

     Classified Board

     The Certificate provides that the Board is to be divided into three classes, as equal in number as possible. Directors of each class are elected for a term of three years or until their successors are elected and qualified.

     Due to the classified board provision of the Certificate, at least two annual meetings of stockholders will generally be required to effect a change in a majority of the Board. This delay may help ensure that the Board, if confronted by a third party attempting to force a proxy contest, a tender or exchange offer or other extraordinary corporate transaction, will have sufficient time to review the proposal, as well as any available alternatives, and act in a manner the directors believe to be in the best interests of the Company and its stockholders. Classification of the Board could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might result in a short-term financial benefit for the Company and its stockholders.

     Involuntary Removal of Directors and Filling of Vacancies

     The Certificate and By-Laws provide that a director may be involuntarily removed from office only for cause and by the affirmative vote of at least two-thirds of the Voting Shares. In addition, the Certificate and By-Laws provide that any vacancy on the Board, including a vacancy resulting from an increase in the number of directors or from the death, resignation, disqualification or removal of a director or other cause, shall be filled only by the affirmative vote of a majority of the remaining directors then in office. These provisions may make it more difficult for a hostile party to change the composition of the Board without the agreement of the incumbent directors.

     Stockholder Action and Stockholder Meetings

     The Certificate provides that any action required to be taken or which may be taken at any annual or special meeting of stockholders may only be taken at a stockholders’ meeting and may not be taken by written consent without a meeting.

     The By-Laws provide that only business properly brought before an annual meeting of stockholders may be conducted or considered at the annual meeting. To be properly brought before the meeting, the business must be:

•	specified in the notice of the annual meeting;

•	properly brought before the meeting by the presiding officer or by or at the direction of the Board; or

•	properly requested to be brought by an owner of Common Shares who is entitled to vote at the annual meeting and who provides the secretary of the Company with timely written notice.

     To be timely, a notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 calendar days before the first anniversary of the date on which the Company first mailed its proxy materials for the prior year’s annual meeting of stockholders, except that if the announcement of the date of the annual meeting is not made at least 75 calendar days before the date of the meeting, in order to be timely, the notice must be received not later than the close of business on the 10th day following the first public announcement of the annual meeting date. The By-Laws also specify requirements as to the form and content of a stockholder’s notice.

     The By-Laws further provide that special meetings of the stockholders may only be called by the chairman of the Board (or, if none, the president of the Company) and must be called by the chairman of the Board or the secretary of the Company at the written request of a majority of the Board members, unless otherwise prescribed by the General Corporation Law of the State of Delaware (the “DGCL”) or the Certificate. Only business that is properly brought before a special meeting may be conducted or considered at the meeting. To be properly brought, the business must be:

•	specified in the notice of the meeting; or

•	otherwise brought before the meeting by the presiding officer or by or at the direction of the Board.

     To be timely, written notice of a special meeting that states the place, date and hour of the meeting and the purpose or purposes for which the meeting is called must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting.

     The By-Laws also provide that a stockholder may nominate one or more persons for election as directors at a meeting of the stockholders only if written intent to make the nomination, in the form specified in the By-Laws, has been given to the secretary of the Company not later than:

•	90 days in advance of an annual meeting; or

•	the close of business on the seventh day following the date on which notice of a special meeting is given to stockholders.

     These provisions of the Certificate and By-Laws may have the effect of limiting the ability of one stockholder or a small group of stockholders to take certain actions, including acting without a stockholders’ meeting, nominating directors or proposing certain actions at a stockholders’ meeting if the proper procedures are not followed, and therefor may discourage or deter a potential acquiror from soliciting proxies to elect its own slate of directors or otherwise attempting to obtain control or influence over of the Company.

     Interested Stockholder Transactions

     The Company is subject to the provisions of Section 203 of the DGCL. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” (as defined in Section 203(c)(3)) with an “interested stockholder” (generally, a stockholder that beneficially owns more than 15% of the stock of a Delaware corporation) for a period of three years after the person became an interested stockholder, unless certain conditions specified in Section 203 are satisfied.

     In addition, the Certificate contains provisions (the “Fair Price Provisions”) which are designed to help assure that stockholders receive equitable treatment in the event of certain business combinations between the Company (or one of its subsidiaries) and an “Interested Stockholder.” An “Interested Stockholder” is any stockholder (other than the Company, any subsidiary or any employee stock ownership plan) that beneficially owns 20% or more of the Voting Shares. The Fair Price Provisions are intended to discourage certain unfair and disruptive takeover practices, but may also have the effect of discouraging unilateral tender offers and other takeover proposals to acquire control of the Company, as well as unsolicited acquisitions of the outstanding Common Shares. The existence of the Fair Price Provisions, however, does not assure that the stockholders will receive a premium price for their shares in the event a business combination of the type specified is proposed.

     The Certificate raises the affirmative vote required to approve a “Business Combination” (as defined in Article Ninth, Section 2 of the Certificate) involving an Interested Stockholder to at least two-thirds of the Voting Stock, unless:

•	the transaction is approved by a majority of disinterested directors; or

•	certain price criteria and procedural requirements, which are described below, are satisfied.

     The two-thirds majority voting requirement is not applicable if certain procedural requirements are met and if, in the case of a Business Combination involving payments to Common Stockholders, the fair market value per share of the payments is equal to the greater of:

•	the highest per share price paid by the Interested Stockholder to purchase Common Shares in the two-year period prior to the first public announcement of the proposed Business Combination (the “Announcement Date”) or in the transaction in which such stockholder became an Interested Stockholder (whichever is greater); and

•	the fair market value per Common Share on the Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder (whichever is greater).

     In addition, the consideration to be paid to the Company’s stockholders must be either cash or the same consideration paid by the Interested Stockholder in acquiring the largest number of Voting Shares previously acquired by the Interested Stockholder.

     Rights Agreement

     On December 13, 1999, the Board declared a dividend distribution of one right to purchase 1/100 of a share of Series A Junior Participating Preferred Stock for each outstanding Common Share (the “Rights”). The Rights are in all respects subject to and governed by the provisions of the Rights Agreement, a copy of which (including all exhibits thereto) is filed as Exhibit 4.3 hereto. The existence of outstanding Rights could have an anti-takeover effect and delay, defer or prevent a tender offer or takeover attempt.

     Authorized but Unissued Shares

     Authorized but unissued Common Shares and Preferred Shares under the Certificate will be available for future issuance without stockholder approval. The existence of authorized but unissued Common Shares and Preferred Shares could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise. For example, the existence of authorized but unissued Common Shares and Preferred Shares would permit the Board to make issuances of such shares without stockholder approval that would dilute the stock ownership of a person seeking to effect a change in the composition of the Board or contemplating a tender offer or other transaction for the combination of the Company with another company.

Transfer Agent

     The transfer agent and registrar for the Common Shares is Mellon Investor Services LLC.

Item 2. Exhibits.

4.1	Restated Certificate of Incorporation of Harman International Industries, Incorporated filed with the Delaware Secretary of State on October 7, 1986, as amended by the Certificates of Amendment filed with the Delaware Secretary of State on November 13, 1986, November 9, 1993 and on December 14, 2000 (filed as Exhibit 3.1, 4.1 to the Annual Report on Form 10-K (Commission File No. 001-09764) for the fiscal year ended June 30, 2001, and hereby incorporated by reference).

4.2	By-Laws of Harman International Industries, Incorporated, as amended December 13, 1999 (filed as Exhibit 3.2, 4.5 to the Annual Report on Form 10-K (Commission File No. 001-09764) for the fiscal year ended June 30, 2000, and hereby incorporated by reference).

4.3	Rights Agreement (including a Form of Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A thereto, a Form Right Certificate as Exhibit B thereto and a Summary of Rights to Purchase of Preferred Stock as Exhibit C thereto) (filed on Form 8-A (Commission File No. 001-09764) on December 16, 1999, and hereby incorporated by reference).

4.4	Certificate of Designation of Series A Junior Participating Preferred Stock of Harman International Industries, Incorporated, dated January 11, 2000 (filed as Exhibit 4.3 to the Annual Report on Form 10-K (Commission File No. 001-09764) for the fiscal year ended June 30, 2000, and hereby incorporated by reference).

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

By:	/s/ Edwin Summers Edwin Summers, Vice President and General Counsel

Date: February 27, 2003

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description

4.1	Restated Certificate of Incorporation of Harman International Industries, Incorporated filed with the Delaware Secretary of State on October 7, 1986, as amended by the Certificates of Amendment filed with the Delaware Secretary of State on November 13, 1986, November 9, 1993 and on December 14, 2000 (filed as Exhibit 3.1, 4.1 to the Annual Report on Form 10-K (Commission File No. 001-09764) for the fiscal year ended June 30, 2001, and hereby incorporated by reference).

4.2	By-Laws of Harman International Industries, Incorporated, as amended December 13, 1999 (filed as Exhibit 3.2, 4.5 to the Annual Report on Form 10-K (Commission File No. 001-09764) for the fiscal year ended June 30, 2000, and hereby incorporated by reference).

4.3	Rights Agreement (including a Form of Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A thereto, a Form Right Certificate as Exhibit B thereto and a Summary of Rights to Purchase of Preferred Stock as Exhibit C thereto) (filed on Form 8-A (Commission File No. 001-09764) filed by the Company on December 16, 1999, and hereby incorporated by reference).

4.4	Certificate of Designation of Series A Junior Participating Preferred Stock of Harman International Industries, Incorporated, dated January 11, 2000 (filed as Exhibit 4.3 to the Annual Report on Form 10-K (Commission File No. 001-09764) for the fiscal year ended June 30, 2000, and hereby incorporated by reference).